Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 4 DATED FEBRUARY 28, 2018
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend; and
•	Asset acquisition.

Declaration of Dividend

On February 27, 2018, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “March 2018 Daily Distribution Amount”) (which equates to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on March 1, 2018 and ending on March 31, 2018 (the “March 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the March 2018 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.

Asset Acquisition

Acquisition of Senior Mortgage Loan – Los Angeles Sunset II LP

On February 27, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $3,800,000, (the “LA Sunset II Senior Loan”). The borrower, Los Angeles Sunset II LP, a Delaware Limited Partnership (“LA Sunset II”), used the loan proceeds to acquire, renovate, and further develop 14,952 square foot property located at 908-916 Everett Street, Los Angeles, CA 90026 (the “LA Sunset II Property”). The property is currently improved with five buildings, for a total of ten, one-bedroom units. The borrower intends to renovate all ten units and develop two additional units by-right.

LA Sunset II is managed by the principal of Node Los Angeles Sunset General LLC. Mr. Khera founded Node in 2016 as a design-led real estate company. Node’s goal is to create Class A communities catering to millennials in the creative space. The firm has properties in Brooklyn, Los Angeles, Toronto and Dublin, among others. Each property is a “node” in the global network of a creative individuals. As of December 31, 2017, Node’s portfolio was valued at approximately $54.1 million.

On the original closing of the LA Sunset II Senior Loan, LA Sunset II was capitalized with approximately $849,704 of equity from the borrower. The LA Sunset II Senior Loan is being serviced by Fundrise Servicing, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The LA Sunset II Senior Loan bears an interest rate of 9.65% per annum. The interest will be paid current on a monthly basis through the maturity date, August 23, 2019 (the “LA Sunset II Maturity Date”), until the existing units achieve an 80% occupancy rate (at a test point), whereby the interest will be paid 5% current month and 4.65% accrued. In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the LA Sunset II Senior Loan amount, paid directly by LA Sunset II.

LA Sunset II has the ability to extend the LA Sunset II Maturity Date for a period of six months, subject to all interest being paid and the Property’s NOI for the immediately preceding 6 months, annualized, providing no less than 6.0%. Additionally, LA Sunset II will be required to pay an extension fee consisting of 1.0% of the funding provided for the LA Sunset II Senior Loan. During the extension period, the interest rate of the LA Sunset II Senior Loan will increase to 11.0%. The LA Sunset II Senior Loan may be prepaid in whole or in part without penalty during the term of the LA Sunset II Senior Loan.

The Guarantor has provided a customary bad boy carve-out guarantee as well as a full-recourse completion guarantee.

As of its closing date, the LA Sunset II Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 72.7%. The LTC ratio is the amount of the LA Sunset II Senior Loan divided by the cost incurred from the property purchase and expected renovations and construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the LA Sunset II Senior Loan’s as-completed (fully renovated and developed) loan-to-value ratio, or the LTV ratio, was approximately 74.1%. The LTV ratio is the amount of the LA Sunset II Senior Loan divided by the January 2018 third-party appraised, as-renovated value of the LA Sunset II Property. There can be no assurance that such value is correct.

The LA Sunset II Property is located in the Echo Park submarket of Los Angeles, CA. Echo Park is located between Silver Lake and Downtown. The LA Sunset II Property is located on Everett Street, with easy accessibility to Downtown and Silver Lake via Sunset Blvd.

As the LA Sunset II Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.